Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

O: 650.493.9300

f: 650.493.6811

April 2, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Matthew Crispino
Larry Spirgel

Re:	Ekso Bionics Holdings, Inc.

Revised Preliminary Information Statement

Filed March 31, 2026

File No. 001-37854

Ladies and Gentlemen:

On behalf of our client, Ekso Bionics Holdings, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated April 1, 2026 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the above referenced Revised Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) as filed by the Company on March 31, 2026. For your convenience, the text of the Staff’s comment is set forth below, followed by the Company’s response.  Please note that all references to page numbers in the response below are references to the page numbers in Amendment No. 2 to the Preliminary Information Statement (the “Amended Information Statement”) submitted to the SEC concurrently with the submission of this letter.

Preliminary Information Statement

Certain Financial Forecasts – Important Information Concerning Cloud Management Forecasts,

1.

We note your disclosure that the projections are based on assumptions made by Cloud with respect to market size, market share, customer demand, competition and pricing for Cloud’s products, and other relevant factors. Please revise to disclose the specific material assumptions underlying the projections, quantifying where applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amended Information Statement to (i) disclose the specific material assumptions underlying the projections, quantifying where applicable, and (ii) update the categories of assumptions to align with such specific material assumptions.

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (512) 338-5410 or amarch@wsgr.com.

/s/ Austin D. March
Austin D. March
Wilson Sonsini Goodrich & Rosati, P.C.